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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an article discussing the merger posted on HP's internal web site.

HP AND COMPAQ TO MERGE

Posted September 3, 2001

In a joint announcement September 3, Hewlett-Packard Company and Compaq Computer Corporation have announced a definitive agreement to merge, creating an $87 billion company that will retain the Hewlett-Packard name. The combined company will offer the industry's most complete set of business and consumer IT products and services, with a commitment to serving customers with open systems and architectures.

"This is a decisive move that accelerates our strategy and positions us to win by offering even greater value to our customers and partners," said HP CEO Carly Fiorina. "At a particularly challenging time for the IT industry, this combination vaults us into a leadership role with customers and partners -- together we will shape the industry for years to come."

The merger moves HP into leadership positions across the markets and product categories in which it competes. Already the leading player in the consumer market, the company will become the No. 1 IT solutions provider for the small- and medium-business segment, and is positioned to challenge competitors, such as IBM, in the enterprise space.

The company will rank No. 1 worldwide in revenue for servers, imaging and printing, IT infrastructure and access devices, such as PDAs and PCs, based on pro forma. The move also boosts HP's position in high-growth markets, making it one of the top three players in services, enterprise storage and management software.

"We are creating a new kind of industry leader -- one founded on customer success, world-class engineering, and best-of-breed products and services," said Compaq CEO Michael Capellas.

COST SYNERGIES

In addition, the merger is expected to create substantial shareowner value through significant cost structure improvements, with expected savings reaching approximately $2.0 billion in fiscal 2003 -- the first full year of combined operations. By mid-fiscal 2004, fully realized synergies are expected to reach a run rate of approximately $2.5 billion. These anticipated results will come from product rationalization; increased efficiencies in administration, procurement, manufacturing and marketing; and increased direct distribution of PCs and servers.

Based on both companies' last four reported fiscal quarters, the combined company would have pro forma assets of $56.4 billion, annual revenues of $87.4 billion and annual operating earnings of $3.9 billion. The new HP will be headquartered in Palo Alto, California, with operations in more than 160 countries and approximately 145,000 employees.

MERGER TRANSACTION DETAILS

The board of directors for both Hewlett-Packard and Compaq unanimously approved the terms of the agreement. In an expected tax-free transaction, Compaq shareowner will receive 0.6325 of newly issued Hewlett-Packard shares for each share of Compaq, giving the merger a current value of $25 billion. HP shareowners will own approximately 64 percent and Compaq shareowners will own approximately 36 percent of the merged company.

Subject to regulatory and shareholder approvals and customary closing conditions, the transaction is expected to close in the first half of 2002 and will be accounted for as a purchase.

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NEW LEADERSHIP, STRUCTURE

Changes in Hewlett-Packard's management and organization structure will not occur until the merger is approved, a process that is expected to take five to eight months.

Capellas and four members of Compaq's current board of directors will join Hewlett-Packard's board upon the merger's close, bringing the total of board members to 14.

The new organization will be structured around four units that build on HP's customer-facing and product-generation model. Imaging and Printing will be led by Vyomesh Joshi, president of HP's Imaging and Printing Systems. Computing Systems President Duane Zitzner will lead Access Devices. Peter Blackmore, Compaq's executive vice president of sales and services, will head the new IT Infrastructure unit, comprising servers, storage and software. The Services unit will include consulting, support and outsourcing and will be led by current HP Services President Ann Livermore.

HP's Webb McKinney, president, Business Customer Organization, and Jeff Clarke from Compaq, will oversee the integration office.

THE PROMISE OF OPPORTUNITY

In a message to employees, CEO Carly Fiorina addressed the logic behind the decision to join forces with Compaq and the opportunities the "history-making day" presents. "Today, you have good reason to be proud of this company," she said. "The people of HP are joining forces with the people of Compaq to fundamentally change the landscape of our industry."

During the message, Fiorina introduced Compaq CEO Michael Capellas, who will join the new company as president and HP board member. Capellas praised HP's character, strengths and drive to reinvent itself -- noting several similarities between the two companies.

Fiorina highlighted the opportunity to take on some of HP's toughest competitors with a renewed sense of energy and aggressiveness. In addition to calling out EMC, Sun and Dell, HP's leader boldly pointed out that, "For the first time, in a very long time, in the enterprise space, IBM will have a competitor that's big enough, bold enough, and powerful enough to challenge it in a big way."

Despite the excitement surrounding the announcement, HP's CEO prepared employees for intense scrutiny from competitors and critics. She stressed the challenge of integrating the two companies and asked employees to stay focused on running today's business, on serving customers and beating competitors.

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FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing and workforce reductions, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties


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materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger.
The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed


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with the SEC on January 25, 2001. Full participant information may be found in
HP's Form 425 filed with the SEC on September 18, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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